Exhibit 1

Operating and Financial Review for the period ended 30 June 2014

Six months ended June 2014 compared with six months ended June 2013

Introduction

Certain Non GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), net sales margin, headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), billings, estimated net new billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 11 to 14.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Review of Group results

Revenues

Reported billings were down 3.0% at £22.060 billion, but up 5.7% in constant currency. Estimated net new business billings of £2.556 billion ($4.089 billion) were won in the first half of the year, compared with a similar level of £2.613 billion in the first half of last year. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues later in 2014 and in 2015. Pitch results following recent pharmaceutical client consolidations have benefited the Group’s healthcare communications businesses significantly.

Reportable revenue was up 2.7% at £5.469 billion. Revenue on a constant currency basis was up 11.3% compared with last year, the difference to the reportable number reflecting the continuing strength of the pound sterling against the US dollar, Euro and many currencies in the faster growth markets, as seen in the final quarter of 2013 and the first half of this year.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 8.7% in the first half, with net sales up 4.1%, with the gap compared to revenue growth widening further in the second quarter, as the scale of digital media purchases in media investment management and data investment management revenues increased. In the second quarter, like-for-like revenues were up 10.2%, a significant strengthening over the first quarter’s 7.0%, with net sales also further strengthening up 4.4%, following 3.8% in the first quarter giving 4.1% for the first half. Client data continues to reflect increased advertising and promotional spending – with the former tending to grow faster than the latter – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating profitability

Headline EBITDA was down 2.7% to £733 million, up 8.1% in constant currency. Headline PBIT was down 2.4% to £622 million from £637 million, but up 9.0% in constant currency. As has been noted before, our profitability tends to be more skewed to the second half of the year compared with some of our competitors.

Net sales margins were flat with the first half of last year at 13.0%, up 0.3 margin points in constant currency, in line with the Group’s full year margin target of a 0.3 margin points improvement on a constant currency basis. On a like-for-like basis, net sales margins were also up 0.3 margin points.

Given the significance of Data Investment Management revenues to the Group, with none of our direct parent company competitors significantly present in that sector, net sales are a more meaningful measure of competitive comparative top line and margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media on its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. Thus, revenues and the rate of growth of revenues will increase, although net sales and the growth rate of net sales will remain unaffected and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, will focus even more on net sales and the net sales margin in the future. In the first half, as noted above, the constant currency and like-for-like net sales margin was up 0.3 margin points.

Net sales margins, before all incentives (£113.0 million and £127.9 million in 2014 and 2013, respectively), were 15.3%, down 0.4 margin points, compared with 15.7% last year. The Group’s staff cost to net sales ratio, including incentives, increased by 0.1 margin points to 66.6% compared with 66.5% in the first half of 2013. On a constant currency basis, however, net sales margins before all incentives, were 15.4%, flat with the first half of 2013, and the staff cost to net sales ratio, including incentives, was down 0.2 margin points to 66.5% compared with 66.7% in the first half of 2013. This reflected better staff cost to net sales ratio management, through better control of the growth of staff numbers and salary and related costs, as compared to net sales, than in the first half of 2013.

Operating costs

In the first half of 2014, reported operating costs fell by 2.5% and were up by 5.3% in constant currency, compared with reported net sales down 1.9% and constant currency growth of 6.4%. Reported staff costs excluding all incentives were up 0.5 margin points at 64.3% of net sales and up 0.3 margin points in constant currency. Incentive costs amounted to £113.0 million or 16.0% of headline PBIT before all incentives and income from associates, compared to £127.9 million last year, or 17.4%, a decrease of £14.9 million or 11.6%. Target incentive funding is set at 15% of headline PBIT before bonus, maximum at 20% and in some instances super-maximum at 25%. Severances were £27.5 million in the first half, up £9.4 million on last year. Variable staff costs were 6.5% of revenues and 7.4% of net sales, at the higher end of historical ranges and, again, reflecting good staff cost management and flexibility in the cost structure.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 120,102 in the first half of the year, compared to 118,315 in the same period last year, an increase of 1.5%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2014 was 121,883, up only 1.7% compared to 119,801 at 30 June 2013, and up only 808, or 0.7%, on 121,075 at 1 January 2014, reflecting careful control of headcount increases. On the same basis revenues increased 8.7%, with net sales up 4.1%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £90.4 million compared to £113.3 million in the first half 2013, a decrease of £22.9 million, reflecting lower levels of average net debt and higher income from investments.

The effective tax rate on reported profit before taxation was 19.3% (2013 26.2%).

Earnings and dividend

Reported headline profit before tax was up 1.5% to £532 million from £524 million and up 15.6% in constant currency.

Reported profit before tax rose by 15.0% to £491 million from £427 million, or up 33.7% in constant currency.

Reported profits attributable to share owners rose by 29.9% to £365 million from £281 million. In constant currency profits attributable to share owners rose by 53.3%.

Diluted earnings per share rose by 25.6% to 27.0p from 21.5p and by 47.7% in constant currency.

The Board declared an increase of 10% in the interim dividend to 11.62p per share. The record date for the interim dividend is 10 October 2014, payable on 10 November 2014.

Regional review

The pattern of revenue and net sales growth differed regionally. The following tables give details of revenue and net sales and revenue growth and net sales growth as well as the proportion of Group revenues and net sales by region for the second quarter and first half of 2014. Headline PBIT and net sales margin by region are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2014	Reported revenue change three months ended 30 June 2014	Constant currency revenue change three months ended 30 June 2014	Like-for-like revenue change three months ended 30 June 2014	As a % of total Group revenue three months ended 30 June 2014	Three months ended 30 June 2013	As a % of total Group revenue three months ended 30 June 2013
	£m					£m
N. America	963	0.9%	10.9%	11.4%	33.2%	954	34.2%
United Kingdom	426	21.7%	21.7%	19.2%	14.7%	350	12.5%
W. Cont. Europe	653	-2.1%	3.1%	1.7%	22.5%	667	23.8%
AP, LA, AME, CEE[1]	857	4.0%	19.4%	11.9%	29.6%	824	29.5%
Total Group	2,899	3.7%	12.8%	10.2%	100.0%	2,795	100.0%

[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2014	Reported revenue change six months ended 30 June 2014	Constant currency revenue change six months ended 30 June 2014	Like-for-like revenue change six months ended 30 June 2014	As a % of total Group revenue six months ended 30 June 2014	Six months ended 30 June 2013	As a % of total Group revenue six months ended 30 June 2013
	£m					£m
N. America	1,878	2.1%	11.1%	10.4%	34.4%	1,840	34.5%
United Kingdom	784	17.2%	17.2%	15.2%	14.3%	669	12.6%
W. Cont. Europe	1,244	-1.1%	3.6%	2.6%	22.7%	1,258	23.6%
AP, LA, AME, CEE	1,563	0.2%	15.4%	8.7%	28.6%	1,560	29.3%
Total Group	5,469	2.7%	11.3%	8.7%	100.0%	5,327	100.0%

Net sales analysis

	Three months ended 30 June 2014	Reported net sales change three months ended 30 June 2014	Constant currency net sales change three months ended 30 June 2014	Like-for-like net sales change three months ended 30 June 2014	As a % of total Group net sales three months ended 30 June 2014	Three months ended 30 June 2013	As a % of total Group net sales three months ended 30 June 2013
	£m					£m
N. America	851	-5.8%	3.6%	4.1%	33.9%	903	35.3%
United Kingdom	349	8.2%	8.2%	6.5%	13.9%	322	12.6%
W. Cont. Europe	548	-4.3%	0.8%	-0.3%	21.9%	573	22.4%
AP, LA, AME, CEE[1]	761	0.1%	15.0%	7.5%	30.3%	760	29.7%
Total Group	2,509	-2.0%	6.8%	4.4%	100.0%	2,558	100.0%
[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2014	Reported net sales change six months ended 30 June 2014	Constant currency net sales change six months ended 30 June 2014	Like-for-like net sales change six months ended 30 June 2014	As a % of total Group net sales six months ended 30 June 2014	Six months ended 30 June 2013	As a % of total Group net sales six months ended 30 June 2013
	£m					£m
N. America	1,678	-3.7%	4.8%	4.3%	35.0%	1,743	35.7%
United Kingdom	665	8.4%	8.4%	6.9%	13.9%	613	12.5%
W. Cont. Europe	1,052	-3.3%	1.3%	0.6%	22.0%	1,089	22.3%
AP, LA, AME, CEE	1,397	-3.0%	11.9%	5.5%	29.1%	1,439	29.5%
Total Group	4,792	-1.9%	6.4%	4.1%	100.0%	4,884	100.0%

North America like-for-like net sales growth increased 4.1% in the second quarter, slightly down on the first quarter growth of 4.4%, with a slight decline in the rate of growth in the Group’s Advertising and Media Investment Management and healthcare communications businesses, largely offset by stronger growth in the Group’s Data Investment Management, Public Affairs and Public Relations and Specialist Communications businesses, which include direct, digital and interactive.

United Kingdom net sales were up 6.5% like-for-like in the second quarter, similar to the first quarter, with year to date growth of 6.9%. There was continuing strong growth in the Group’s Media Investment Management businesses, with growth accelerating in the Group’s direct, digital and interactive, Public Relations and Public Affairs and specialist communications agencies, offset by some softening in data investment management, healthcare communications and branding & identity.

Western Continental Europe, which although very challenged from a macro-economic point of view, maintained positive growth in the second quarter, albeit at a slower rate, as it did in the first quarter, with like-for-like revenue growth of 1.7%. The Netherlands, Portugal, Spain and Turkey showed strong growth in the second quarter but Austria, Belgium, Greece, Ireland, Italy and Switzerland remain difficult. Net sales slipped back slightly in the second quarter, down 0.3% compared with 1.7% growth in the first quarter. France, Greece, Portugal, Spain and Turkey improved over the first quarter, but Germany, the Netherlands, Denmark, Norway, Belgium, Switzerland and Italy were slower. By sector, Advertising and Media Investment Management improved over the first quarter, offset by a slower rate of growth in the Group’s Data Investment Management, Public Relations and Public Affairs and direct, digital and interactive businesses.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, improved significantly in the second quarter, with like-for-like revenue growth of 11.9%, more than double that of the first quarter growth of 5.2%, driven by strong growth in Asia Pacific and Central and Eastern Europe. The BRICs (Brazil, Russia, India and China) showed strong growth. Net sales growth also improved in the second quarter, with like-for-like growth of 7.5% compared with 3.2% in the first quarter, and the improvement in Asia Pacific driven largely by gains in the Group’s media investment management, data investment management and direct, digital and interactive businesses in Greater China, India and Pakistan. In Central and Eastern Europe, like-for-like net sales were up almost 14% compared with 1% in the first quarter, with double digit growth across several markets including Poland and the Czech Republic. Russia also performed strongly despite the current political tensions, but the Ukraine, understandably, saw continued softness.

Due to the first half of 2014 being seasonally lower, as usual, than the second half and also due to sterling’s strength, 29.1% of the Group’s net sales came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, slightly down on the same period last year, but up over 1.0 margin point compared with the first quarter. This is against the Group’s revised strengthened strategic objective of 40-45% over the next five years.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The following tables give details of revenue and net sales, revenue growth and net sales growth, as well as the proportion of Group revenues and net sales by communications services sector for the second quarter and first half of 2014. Headline PBIT and net sales margin by communications services sector are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2014	Reported revenue change three months ended 30 June 2014	Constant currency revenue change three months ended 30 June 2014	Like-for-like revenue change three months ended 30 June 2014	As a % of total Group revenue three months ended 30 June 2014	Three months ended 30 June 2013	As a % of total Group revenue three months ended 30 June 2013
	£m					£m
AMIM[1]	1,302	12.2%	22.7%	19.4%	44.9%	1,161	41.5%
Data Inv. Mgt.[2]	611	-6.0%	1.7%	2.6%	21.1%	651	23.3%
PR & PA3	223	-5.6%	2.6%	2.8%	7.7%	236	8.5%
BI, HC & SC4	763	2.0%	10.6%	4.9%	26.3%	747	26.7%
Total Group	2,899	3.7%	12.8%	10.2%	100.0%	2,795	100.0%

[1]	Advertising, Media Investment Management
[2]	Data Investment Management
[3]	Public Relations & Public Affairs
[4]	Branding and Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2014	Reported revenue change six months ended 30 June 2014	Constant currency revenue change six months ended 30 June 2014	Like-for-like revenue change six months ended 30 June 2014	As a % of total Group revenue six months ended 30 June 2014	Six months ended 30 June 2013	As a % of total Group revenue six months ended 30 June 2013
	£m					£m
AMIM	2,391	9.0%	18.9%	16.4%	43.7%	2,193	41.2%
Data Inv. Mgt.	1,177	-5.0%	2.6%	1.8%	21.5%	1,238	23.2%
PR & PA	435	-4.9%	2.7%	2.3%	8.0%	458	8.6%
BI, HC & SC	1,466	1.9%	9.9%	5.0%	26.8%	1,438	27.0%
Total Group	5,469	2.7%	11.3%	8.7%	100.0%	5,327	100.0%

Net sales analysis

	Three months ended 30 June 2014	Reported net sales change three months ended 30 June 2014	Constant currency net sales change three months ended 30 June 2014	Like-for-like net sales change three months ended 30 June 2014	As a % of total Group net sales three months ended 30 June 2014	Three months ended 30 June 2013	As a % of total Group net sales three months ended 30 June 2013
	£m					£m
AMIM[1]	1,120	-0.9%	8.6%	6.1%	44.6%	1,129	44.1%
Data Inv. Mgt.[2]	436	-8.0%	-0.4%	1.7%	17.4%	474	18.5%
PR & PA3	221	-4.9%	3.4%	3.5%	8.8%	232	9.1%
BI, HC & SC4	732	1.2%	9.9%	3.8%	29.2%	723	28.3%
Total Group	2,509	-2.0%	6.8%	4.4%	100.0%	2,558	100.0%
[1]	Advertising, Media Investment Management
[2]	Data Investment Management
[3]	Public Relations & Public Affairs
[4]	Branding and Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2014	Reported net sales change six months ended 30 June 2014	Constant currency net sales change six months ended 30 June 2014	Like-for-like net sales change six months ended 30 June 2014	As a % of total Group net sales six months ended 30 June 2014	Six months ended 30 June 2013	As a % of total Group net sales six months ended 30 June 2013
	£m					£m
AMIM	2,118	-1.2%	7.8%	5.9%	44.2%	2,144	43.9%
Data Inv. Mgt.	843	-6.3%	1.1%	1.2%	17.6%	899	18.4%
PR & PA	430	-4.5%	3.2%	2.7%	9.0%	451	9.2%
BI, HC & SC	1,401	0.8%	8.9%	3.8%	29.2%	1,390	28.5%
Total Group	4,792	-1.9%	6.4%	4.1%	100.0%	4,884	100.0%

Advertising and Media Investment Management

As in the first quarter, Advertising and Media Investment Management remains the strongest performing sector. In the second quarter reported net sales decreased by 0.9%. Constant currency net sales grew by 8.6% in the second quarter, an acceleration over the 7.0% growth seen in the first quarter. Like-for-like growth was 6.1%, a slight increase over the first quarter growth of 5.7%. The rate of growth in the Group’s advertising businesses was slower than the first quarter, principally in North America and the United Kingdom, more than offset by the increased rate of growth in the Group’s Media Investment Management businesses, principally in Asia Pacific as noted above. Of the Group’s advertising networks, as in the first quarter, Grey in particular, continued their strong performance, especially in North America. Growth in the Group’s Media Investment Management businesses has been consistently strong over the last three years and this has continued into the first half of 2014, with constant currency net sales growth almost 12% for the first half and like-for-like growth up over 10%.

The Group gained a total of £2.556 billion ($4.089 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £2.613 billion ($4.180 billion) in the same period last year. Of this, J Walter Thompson Company (celebrating its 150th Anniversary Year with a return to its original name), Ogilvy & Mather Worldwide, Y&R, Grey and United generated net new business billings of £431 million ($690 million). Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £1.759 billion ($2.815 billion).

On a reportable basis, net sales margins were flat at 14.7%, reflecting the impact of the strength of sterling on high margin markets, but up 0.3 margin points on a constant currency basis.

Data Investment Management

On a reported basis, Data Investment Management net sales decreased 8.0%, on a constant currency basis, net sales decreased 0.4% in the second quarter, as a result of the sale of the call centre business in the United States in April. Like-for-like net sales were up 1.7% compared with 0.6% in the first quarter. In the second quarter, all regions except the United Kingdom and Western Continental Europe grew, with a significant improvement in North America, Asia Pacific, Africa and Central & Eastern Europe. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East maintained the strong growth seen in the first quarter, with like-for-like net sales up over 6% in the first half. Constant currency net sales margins improved strongly by 0.8 margin points, partly reflecting the improved performance in North America and in the faster growing markets and a minor benefit from restructuring.

Public Relations and Public Affairs

Reported Public Relations and Public Affairs net sales decreased 4.9% in the second quarter. In constant currency, the sector’s net sales increased 3.4% in the second quarter, compared with 2.9% in the first quarter. Like-for-like net sales were up 3.5%, a significant improvement over the first quarter growth of 1.9%, reflecting stronger growth in North America and the United Kingdom. Burson-Marsteller, Cohn & Wolfe and the specialist public relations and public affairs businesses performed particularly well. Constant currency net sales margins improved by 1.9 margin points and by 1.8 margin points on a reportable basis, with Burson-Marsteller, Cohn & Wolfe and the specialist businesses showing improved margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s Branding and Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) reported net sales increased 1.2% in the second quarter, constant currency net sales grew strongly at 9.9% in the second quarter, with like-for-like growth of 3.8%, similar to the first quarter growth of 3.7%. On a like-for-like basis the Group’s direct, digital and interactive and specialist communications businesses performed strongly in the second quarter with the Group’s branding and identity and healthcare agencies slower. Like-for-like, digital revenues now account for almost 36% of Group revenues and grew by 12.7% in the first half and net sales by 7.7%. Constant currency net sales margins for this sector as a whole were down 0.6 margin points, reflecting pressure in branding and identity and higher severances.

Cash flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2014 are provided in Exhibit 2.

In the first half of 2014, operating profit was £531 million, depreciation, amortisation and impairment £185 million, non-cash share-based incentive charges £54 million, net interest paid £125 million, tax paid £134 million, capital expenditure £95 million and other net cash outflows £3 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £413 million.

This free cash flow was absorbed by £222 million in net cash acquisition payments and investments (of which £15 million was for earnout payments with the balance of £207 million for investments and new acquisitions payments) and £390 million in share re-purchases, a total outflow of £612 million. This resulted in a net cash outflow of £199 million, before any changes in working capital and also reflects our strategic objectives of investing £300-£400 million annually in acquisitions and investments and increasing share buy-backs from 1-2% of the issued share capital to 2-3%.

In line with the Group’s strategic focus on new markets, new media and Data Investment Management, the Group completed 36 transactions in the first half; 20 acquisitions and investments were in new markets and 29 in quantitative and digital. Of these 13 were in both new markets and quantitative and digital.

Specifically, in the first six months of 2014, acquisitions and increased equity stakes have been completed in Advertising and Media Investment Management in Canada, the United Kingdom, France, the Netherlands, Poland, Russia, Turkey, the Middle East, South Africa, Peru, Australia, China, India and Vietnam; in Data Investment Management in Italy, the Netherlands, Romania, Spain, the Kingdom of Saudi Arabia and the United Arab Emirates; in Public Relations and Public Affairs in China; in Direct, Digital and Interactive in the United States, the United Kingdom, China and Vietnam.

A further seven acquisitions and investments were made in July and so far in August, with three in Advertising and Media Investment Management in France, Africa and India; three in Data Investment Management, two in the United Kingdom and one in the United States; and one in Direct, Digital and Interactive in the United States.

Average net debt in the first six months of 2014 was £2.765 billion, compared to £3.113 billion in 2013, at 2014 exchange rates. This represents a decrease of £348 million, continuing to reflect improvements in the levels of working capital in the second half of 2013 and also the benefit of converting the £450 million Convertible Bond in mid-2013. On 30 June 2014 net debt was £2.957 billion, against £2.717 billion on 30 June 2013, an increase of £240 million. The increased net debt figure reflects significant incremental net acquisition spend of £116 million and incremental share re-purchases of £257 million, more than offsetting the relative improvement in working capital.

In July, the Group increased the size and extended the maturity of its Revolving Credit Facilities from $1.2 billion and £475 million due November 2016 to $2.5 billion due July 2019.

The Board continues to examine the allocation of its headline EBITDA of £1.9 billion for the preceding twelve months and substantial free cash flow of over £1.2 billion for the previous twelve months, to enhance share owner value. Headline EBITDA for the preceding twelve months is computed using the headline EBITDA metrics included on page 13 (£1,896.3 million less £753.5 million plus £732.9 million) and free cash flow for the previous twelve months is computed using the free cash flow metrics included on page 14 (£1,219.6 million less £392.2 million plus £413.1 million). The Group’s current market value of £16.4 billion implies a headline EBITDA multiple of 8.7 times, on the basis of the trailing 12 months headline EBITDA to 30 June 2014. Including net debt at 30 June of £2.957 billion, the Group’s enterprise value to headline EBITDA multiple is 10.3 times.

Following the strong first-half results, the Board raised the interim dividend by 10%. During the first six months of 2014, 31.3 million shares, or 2.3% of the issued share capital, were purchased at a cost of £390 million and an average price of £12.49 per share.

Client Development in the First Half of 2014

Including 100% of associates and investments, the Group has annual revenues of over $24 billion and over 179,000 full-time people in over 3,000 offices in 110 countries. The Group, therefore, has access to an unparalleled breadth and depth of marketing communications resources. It services 342 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 68 of the NASDAQ 100 and 716 national or multi-national clients in three or more disciplines. 451 clients are served in four disciplines and these clients account for almost 53% of Group revenues. This reflects the increasing opportunities for co-ordination between activities, both nationally and internationally. The Group also works with 371 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. Horizontality, or making sure our people in different disciplines work together, is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

July net sales were up 2.8% like-for-like, against a strong comparative growth rate in July 2013 of 4.1%. All regions and sectors were positive, and showed a similar pattern to the first half, albeit slightly slower. Cumulative like-for-like net sales growth for the first seven months of 2014 is now 4.0%. The Group’s quarter 2 revised forecasts, having been reviewed at the parent company level in the first half of August, indicate full year like-for-like net sales growth of over 3%, similar to the quarter 1 revised forecast and with a stronger first half and similar second half.

Following the Group’s record year in 2013, 2014 has started stronger with a similar pattern to the final quarter of 2013, and with all geographies and sectors growing revenues and net sales on both a constant currency and like-for-like basis. Like-for-like net sales were up 4.1% in the first half compared with 3.8% in the first quarter of 2014 and 4.3% in the fourth quarter of last year, which together with quarter three were the strongest quarters of last year. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenues and net sales – positive or negative. On a constant currency basis, operating profit is above budget and well ahead of last year and the increase in the net sales margin is in line with the Group’s full year target of a 0.3 margin point improvement.

Concerns still remain globally over the continuing fragility of the Eurozone, for example, with the recently disappointing GDP growth, or lack of growth, from Italy and France; the prospects for the Middle East, now considerably worse than a year ago; a Chinese or BRICs hard or soft landing, with most, if not all suffering a slowdown in 2013, and which continued into the first half of 2014; and, probably still most importantly, dealing with the US deficit and a record $16 trillion of debt, together with tapering, in the most effective way. In addition, the political decisions in the United Kingdom on Scottish devolution and Britain’s membership of the European Union, add further uncertainty to the United Kingdom economy. Very recently, all these concerns have been heightened by the re-emergence of Sino/Japanese tensions over the Diaoyu/Senkaku Islands, the crisis in the Ukraine and the consequential Russian sanctions, and the most recent conflicts in Iraq and Gaza. All in all, whilst clients may be more confident than they were in September 2008, they broadly remain unwilling to take further risks, particularly given so many political flash points. They remain focused on a strategy of adding capacity and brand building in both fast growth geographic and functional markets, like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. They also remain focused on achieving their profitability objectives by cutting costs, rather than by growing the top-line. The recent surge of merger and acquisition activity, although to some extent driven by tax considerations, may reflect a concern that cost reduction opportunities may be close to being exhausted and that growth by acquisition may need to be tapped.

The pattern for 2014 looks very similar to 2013, perhaps with slightly increased client confidence, enhanced by slightly stronger global GDP growth forecasts. These forecasts reflect the mini-quadrennial events of the Winter Olympics at Sochi, the FIFA World Cup in Brazil and the mid-term Congressional elections in the United States. Forecasts of worldwide real GDP growth still hover around 2.7%, with inflation of 2.3% giving nominal GDP growth of around 5.0% for 2014, a percent or so increase on 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, but clients may ultimately regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly given the variability or flexibility of marketing spend.

All in all, however, on a reportable basis, 2014 looks likely to be another demanding year, as a strong United Kingdom pound and weak faster growth market currencies continue to take their toll on reported results. But, if budgets and quarter two revised forecasts are met, 2014 will be another strong year, as the first half results demonstrate. Current nominal worldwide GDP forecasts for 2015 indicate a similar growth rate at around 5.4%. This suggests that 2015 should be another good year for the industry, despite the absence of any mini- or maxi-quadrennial events.

In addition, it is particularly pleasing to report continuing progress for the Group’s creative and effectiveness excellence with the award of the Cannes Lion to WPP for the most creative Holding Company for the fourth successive year since the award’s inception and another to Ogilvy & Mather Worldwide for the third consecutive year as the most creative agency network. In another rare occurrence in our industry, Grey was named Global Agency of the Year 2013 by both US trade magazines Ad Age and Adweek. For the third consecutive year, WPP was also awarded the EFFIE as the most effective Holding Company.

For 2014, reflecting the first half net sales growth and quarter 2 revised forecasts:

•	Like-for-like net sales growth of over 3.0%

•	Target net sales margin improvement of 0.3 margin points on a constant currency basis in line with full year margin target

In 2014, the Group’s prime focus will remain on growing revenues and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity and horizontality. At the same time, we will concentrate on meeting our net sales margin objectives by managing absolute levels of costs and increasing cost flexibility, in order to adapt our cost structure in case of significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 6.5% of revenues, 7.4% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to its clients’ businesses and its people’s careers, an objective which has been specifically built into short-term incentive plans. In addition, the Group decided that a significant proportion of operating company incentive pools will be funded and allocated on the basis of Group-wide performance this year and over the coming years. This will stimulate cooperative behavior even more. Horizontality has been accelerated through the appointment of 40 global client leaders for its major clients, accounting for over one third of total revenues in 2013 of $17 billion and of 16 country and sub-regional managers already covering 50 of 110 countries in a growing number of test markets and sub-regions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, sport, shopper marketing, internal communications, financial services and media and entertainment.

The business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

•	Revenue and net sales growth greater than the industry average

•	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

NON-GAAP INFORMATION

As introduced on page 1, the following metrics are the Group’s Non-GAAP measures.

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2014 exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue and net sales growth for the three month and six month periods ended 30 June 2014 and 2013, to like-for-like revenue and net sales growth for the same periods.

	Three months ended 30 June		Six months ended 30 June		Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue		Net Sales		Net sales
	£m		£m		£m		£m
2013 Reported	2,795		5,327		2,558		4,884
Impact of exchange rate changes	(254)	-9.1%	(458)	-8.6%	(225)	-8.8%	(405)	-8.3%
Changes in scope of consolidation	73	2.6%	137	2.6%	63	2.4%	113	2.3%
Like-for-like growth	285	10.2%	463	8.7%	113	4.4%	200	4.1%
2014 Reported	2,899	3.7%	5,469	2.7%	2,509	-2.0%	4,792	-1.9%

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 19 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Net sales margin

Given the significance of Data Investment Management revenues to the Group, with none of the direct competitors present in that sector, net sales and net sales margin are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient.

Net sales margin is calculated as headline PBIT (defined above) as a percentage of net sales.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
	£m	£m	£m
Profit before taxation	491.1	427.1	1,295.8
Amortisation and impairment of acquired intangible assets	74.0	94.2	179.8
Goodwill impairment	—	—	23.3
Gains on disposal of investments	(17.1)	(0.3)	(6.0)
Gains on re-measurement of equity interest on acquisition of controlling interest	(5.9)	—	(30.0)
Investment write-downs	—	—	0.4
Restructuring costs	9.1	—	5.0
Share of exceptional losses of associates	2.1	1.7	10.7
Revaluation of financial instruments	(21.7)	1.0	(21.0)
Headline PBT	531.6	523.7	1,458.0

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, depreciation of property, plant and equipment and gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs.

A tabular reconciliation of profit for the period to headline EBITDA is shown below.

	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
	£m	£m	£m
Profit for the period	396.2	315.4	1,012.1
Taxation	94.9	111.7	283.7
Finance income, finance cost and revaluation of financial instruments, net	68.7	114.3	182.6
Amortisation and impairment of acquired intangible assets	74.0	94.2	179.8
Depreciation of property, plant and equipment	95.8	100.5	202.0
Amortisation of other intangible assets	15.1	16.0	32.7
Goodwill impairment	—	—	23.3
Gains on disposal of investments	(17.1)	(0.3)	(6.0)
Gains on re-measurement of equity interest on acquisition of controlling interest	(5.9)	—	(30.0)
Investment write-downs	—	—	0.4
Restructuring costs	9.1	—	5.0
Share of exceptional losses of associates	2.1	1.7	10.7
Headline EBITDA	732.9	753.5	1,896.3

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Estimated net new billings is one of the metrics that management uses to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below:

	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(17.3)	175.2	1,374.2
Share option proceeds	6.8	16.7	42.4
Proceeds on disposal of property, plant and equipment	1.1	3.5	7.3
Movements in working capital and provisions	539.6	371.8	133.4
Purchases of property, plant and equipment	(80.1)	(128.4)	(240.7)
Purchase of other intangible assets (including capitalised computer software)	(15.3)	(22.2)	(43.8)
Dividends paid to non-controlling interests in subsidiary undertakings	(21.7)	(24.4)	(53.2)
Free cash flow	413.1	392.2	1,219.6

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt:

	30 June 2014	30 June 2013	31 December 2013
	£m	£m	£m
Cash and short-term deposits	1,208.0	1,425.3	2,221.6
Bank overdrafts and loans	(952.5)	(994.2)	(941.4)
Bonds and bank loans	(3,212.7)	(3,148.2)	(3,520.6)
Net debt	(2,957.2)	(2,717.1)	(2,240.4)